

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2010

Mr. Boris Podolsky
Chief Financial Officer
CTC Media, Inc.
15A Pravda Street
Moscow, Russia, 125124

Re: **CTC Media, Inc.**
Form 10-K for fiscal year ended December 31, 2009
Filed March 1, 2010
File No. 000-52003

Dear Mr. Podolsky:

We have reviewed your response letter dated November 12, 2010 and your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comments, we may have additional comments.

Critical Accounting Policies
Accounting for acquisitions: goodwill and Intangible assets, page 44

1. We note your response to prior comment #1 issued orally on October 28, 2010. It does not appear that you captured the return on certain assets in your contributory asset charges. Specifically, you indicated you did not take a return on the fixed assets and the programming rights (beyond its remaining useful life). Tell us if factoring in the return on these assets would have materially affected the results of your most recent impairment test. Please confirm that you will address these items in your future fair value determinations of the umbrella licenses (be it for business combinations, impairment tests, or other financial reporting purposes).

We note your response to prior comment #3 issued orally on October 28, 2010. Please tell us if you and/or your auditors performed any quantitative analysis to support your qualitative assessment that the going concern element is primarily reflected in the company's assembled workforce.

Please file all correspondence over EDGAR. You may contact Michael Henderson, Senior Staff Accountant, at (202) 551-3361, or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. You may contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director